SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Subject Company)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jesse Lynn, Esq. General Counsel Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	Julie Allen, Esq. Proskauer Rose LLP 11 Times Square New York, NY 10036 (212) 969-3155

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$281,667,218	$28,363.89

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $9.25 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 27, 2016, 169,040,651 Shares were outstanding as of July 25, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON IEH FM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 138,590,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 138,590,141
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Building LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON IN

This Tender Offer Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), that are not already owned by the Offeror at $9.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO also constitutes an amendment to the Schedule 13D of Parent and the Offeror, as previously amended.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO.

Item 1. Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and “Schedule A—Executive Officers and Directors of IEH FM Holdings LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc. and Beckton Corp.” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and “Schedule A—Executive Officers and Directors of IEH FM Holdings LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc. and Beckton Corp.” is incorporated herein by reference.

Item 4. Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 1—Terms of the Offer” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 7—Summary of the Merger Agreement” and “The Offer—Section 2—Acceptance for Payment and Payment of Shares” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions” and “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 7—Summary of the Merger Agreement”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 1006(a) and (c)(1)-(7)

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 7—Summary of the Merger Agreement”, “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

Item 1007(a), (b) and (d) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Not material.

Item 11. Additional Information

Item 1011 (a) of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 7—Summary of the Merger Agreement”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under “Introduction”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 12. Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated September 26, 2016.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of summary advertisement, published on September 26, 2016, in The New York Times.

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of the Company (incorporated by reference to Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Icahn Enterprises L.P. and the Company on September 6, 2016 (incorporated by reference to the Schedule TO-C filed by Parent and the Offeror with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(iv)	Press Release issued by Icahn Enterprises L.P. on September 26, 2016.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated September 6, 2016, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to Icahn Enterprises L.P.’s Current Report on Form 8-K filed with the SEC on September 7, 2016.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2016

IEH FM HOLDINGS LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner Title: Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated September 26, 2016.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of summary advertisement, published on September 26, 2016, in The New York Times.

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of the Company (incorporated by reference to Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Icahn Enterprises L.P. and the Company on September 6, 2016 (incorporated by reference to the Schedule TO-C filed by Parent and the Offeror with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(iv)	Press Release issued by Icahn Enterprises L.P. on September 26, 2016.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated September 6, 2016, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to Icahn Enterprises L.P.’s Current Report on Form 8-K filed with the SEC on September 7, 2016.

(g)	None.

(h)	None.